July 2, 2018

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Stadion Investment Trust
File No. 811-21317

Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940 (the "1940 Act"), please find a copy of the Investment Company Bond (the "Bond") for Stadion Investment Trust (the "Trust") under EXHIBIT 99-1.

Also enclosed is a copy of the resolutions which were adopted by the Board of Trustees of the Trust, including a majority of the Trustees who are not "interested persons" (as defined by the 1940 Act) of the Trust, approving the amount, type, form and coverage of the Bond, now in effect for the Registrant under EXHIBIT 99-2.

Premiums for the Bond have been paid for the policy period beginning June 1, 2018 and ending June 1, 2019.

If you have any questions about this filing, please contact the undersigned at (720) 917-0630.

Very truly yours,

/s/ Michael C. Herrera

Michael C. Herrera

Assistant Treasurer